FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


        For the month of October, 2006      Commission File Number:  1-15142


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F  [ ]                        Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes  [ ]   Assigned    File No.  ____________        No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K, dated October 18, 2006, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the "SEC") in July 2001.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               NORTH AMERICAN PALLADIUM LTD.


Date:  October 18, 2006                        By:  /s/ Mary Batoff
     -----------------------                       -----------------------------
                                                   Mary Batoff
                                                   Title:  Vice President,
                                                           Legal and Secretary

                                  EXHIBIT INDEX

Exhibit                       Description of Exhibit
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   1                          Material change report dated October 18, 2006
   2                          News release dated October 12, 2006